PRESS RELEASE

Banro Receives Glass Lewis Recommendation that Shareholders Vote

FOR All Banro Director Nominees

- Shareholders Are Urged to Vote the BLUE Proxy in support of the six Banro Director nominees

Toronto, Canada – June 18, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce that in its report issued on June 18, 2014, Glass, Lewis & Co., LLC (“Glass Lewis”), a leading independent proxy advisory firm, recommended shareholders vote FOR all of management’s director nominees on the Company’s BLUE proxy card and DO NOT VOTE on the green dissident proxy.

In their report, Glass Lewis states that Banro has been “proactive in making positive governance changes,” and cites the addition of four new independent directors and a new independent chairman within the past 12 months as reasons to support management’s nominees. Likewise, Glass Lewis alludes to Liberty Street’s failure to “put forth any sort of cogent operational and/or strategic plan to improve the Company’s performance” and their “miniscule equity stake” acquired after the Record Date as reasons NOT to vote on the green dissident proxy.

Glass Lewis also notes that they “believe the Company has made a number of positive operational moves in the past year that could enhance the overall outlook for the Company and its shareholders.”

This is the second independent proxy advisory firm to announce their support for management, as Institutional Shareholder Services Inc. (“ISS”) also recommended shareholders vote FOR Banro’s nominees.

Banro has a clear strategy and is poised to enhance long-term value for shareholders through increased production. By contrast, Glass Lewis notes that “the dissident has failed to put forth a compelling plan to improve the Company.” This makes it clear that Liberty Street is behaving opportunistically by seeking control of Banro’s entire board despite the fact their nominees hold just 1,000 shares. Furthermore, the fact that ISS and Glass Lewis have supported Banro’s nominees demonstrates that the Company has made great strides by listening to shareholders and improving its corporate governance.

“Banro has been undergoing steady and positive board evolution for the past year,” commented Board Chairman Richard Brissenden. “This has been part of a structured plan to provide for a majority independent board, ensure fully independent key committees and bring new experience and skills to the board commensurate with the growth and evolution of Banro as it becomes a multi-mine company.”

Protect your investment

- Vote your BLUE proxy today to ensure the Company stays on track -

We urge you – our valued shareholder – to protect your investment and reject Liberty Street's attempt to take control of your company.

Regardless of how many shares you own, your vote is important in order to send a message to Liberty Street that you support the current Board and the Company’s bright future. It is crucial that you vote your BLUE proxy today. If you have already voted, you can still change your vote, simply by voting your BLUE proxy today. Your later dated BLUE proxy will replace any prior dated green proxy you may have voted and will count.

Your support is critical to delivering on our plans and we ask you to support all resolutions at the meeting. If you have any questions or need assistance in voting your proxy, please contact our proxy solicitor, Kingsdale Shareholder Services, toll free in North America (1-866-851-3214) or call collect from outside North America at (416-867-2272) or by email at contactus@kingsdaleshareholder.com.

For further information contact:

Kingsdale Shareholder Services; toll free in North America (1-866-851-3214) or call collect outside North America at (416-867-2272).

Website: www.banro.com

*****

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya, located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further Banro information, please visit www.banro.com, or contact:

Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

2